Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 86 to the Registration Statement No. 811-03855 on Form N-1A of our reports each dated December 21, 2006 relating to the financial statements and financial highlights of Fidelity Advisor Series VIII, including Fidelity Advisor Europe Capital Appreciation Fund, Fidelity Advisor International Capital Appreciation Fund, and Fidelity Advisor Emerging Markets Fund, each appearing in the Annual Report on Form N-CSR of Fidelity Advisor Series VIII for the year ended October 31, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 27, 2006